Exhibit 99.1

Autohome Inc. Announces CEO and Board Changes

NEW YORK, December 12, 2023 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that Mr. Quan Long has stepped down from his position as the chief executive officer of the Company (the “Chief Executive Officer”) due to his other personal commitments, effective immediately. Mr. Long will remain in his position as the chairman of the board of directors of the Company (the “Board”). Dr. Jing Xiao has also resigned from his position as a director and a member of the Nominating and Corporate Governance Committee of the Board due to his other personal commitments, effective immediately.

The Company is pleased to announce that Mr. Tao Wu has been appointed as an executive director of the Company and the Chief Executive Officer, and Ms. Keke Ding, a current director and member of the Compensation Committee of the Board, has been appointed as a member of the Nominating and Corporate Governance Committee of the Board, both effective immediately.

Mr. Tao Wu has over 28 years of experience in the property and casualty insurance and automobile services industries. Mr. Wu currently serves as a director of Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An P&C”). Before joining Autohome, he served as an executive director and a vice general manager of Ping An P&C. Mr. Wu joined Ping An P&C in September 2001, and held a series of leadership roles there, including operating director, general manager of the Guangdong Branch, general manager of the Auto, Accident & Health Insurance Claims Department, vice general manager of the Fujian Branch and vice general manager of the Xiamen Branch. Mr. Wu also served as a vice president of Autohome from July 2016 to November 2020. Mr. Wu received his bachelor’s degree in automotive engineering from Tsinghua University in July 1995.

Mr. Quan Long, the chairman of the Board, stated, “We are delighted to welcome Mr. Tao Wu back to the team as our executive director and Chief Executive Officer. Mr. Wu previously spent over four years in a management role at Autohome and during that time he played a crucial role in leading the development of our core businesses. We believe that his leadership and extensive industry experience will be a great asset to our future development. The Board looks forward to working with him closely as we enter the exciting next phase of our growth story.”

Mr. Long continued, “On behalf of the Board, I would like to express our sincere gratitude to Dr. Xiao for his dedication and his contributions to the Company. We wish him continued success in all of his future endeavors. I would also like to welcome Ms. Ding to her new role where I am confident her experience and perspectives will prove valuable to the Board.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com